EXHIBIT 21

                    SUBSIDIARIES OF THE REGISTRANT


1. Western Energy Management, Inc., is a Delaware corporation and is a wholly owned subsidiary of Onsite.

2. Onsite/TCC Corp. ("Onsite/TCC") is a Delaware corporation and was a wholly owned subsidiary of Onsite until February 1997.

3. Television City Cogen, L.P. ("TCC"), is a California Limited Partnership. Onsite, directly or through Onsite/TCC, owned all of the general and limited partnership interests in TCC until February 1997.